SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES
75008 PARIS
33 01 53 89 70 00

TOQUE J006
FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
[redacted] ONG
N
ARK
K
CISCO
RE
TOKYO
TORONTO
WASHINGTON, D.C.

October 2, 2003

<u>BY HAND DELIVERY</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
<u>File No. 82-5150</u>

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated October 1, 2003 announcing an agreement between Wanadoo and Sony Computer Entertainment France and (ii) a press release dated October 1, 2003 announcing the sale of Wanadoo's subsidiary Wanadoo Edition to MC2 Entertainment.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

dlw 10/6

Sami L. Toutounji JRM.

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

File No. 82-5150

SONY
COMPUTER ENTERTAINMENT

wanadoo

Paris, 1 October 2003

Wanadoo and Sony Computer Entertainment France team up to offer online capabilities for games on PlayStation®2 console with eXtense PlayStation®2 pack.

Under a recent agreement between Wanadoo and Sony Computer Entertainment France, PlayStation®2 users will be able to play with remote adversaries via a WiFi broadband wireless Internet connection. The new partnership opens online game capabilities to a broader audience of Internet users and game enthusiasts.

From 1 October 2003, the eXtense PlayStation®2 pack will be available at a price of €218.95 (including VAT) from all France Télécom offices. It includes a Wanadoo WiFi wireless modem and an Ethernet adapter for the PlayStation®2 console, at half price.

Players will be able to take part in games over the Internet, communicate with other players during the game (using a headset with microphone), and enjoy all the excitement of a full-featured online game environment. And because the Wanadoo eXtense WiFi pack supports shared connection, other members of the family can use their networked computers at the same time.

Georges Fornay, CEO of Sony Computer Entertainment France, has this say about the new arrangement:
"We're delighted with the deal, under which Wanadoo acts as exclusive partner on the French market. Cooperation with France's leading ISP brings console game enthusiasts fast, convenient access to full online capabilities. The broadband boom propels PS2 into a new phase, with online capabilities attracting new Internet users."

Jean-Claude Delmas, chairman of Wanadoo France, adds the following comment:
"The partnership with Sony is an excellent illustration of productive cooperation between two leaders on their respective markets. By combining our expertise in broadband Internet access with Sony's in online games, we open new online entertainment capabilities for Internet users, thus demonstrating our determination to keep providing Internet users with innovative services that meet their every expectation.

Press release

Visuals for the new pack are available from the photo gallery at www.francetelecom.com and from the France Télécom media library (toll-free phone 0800 800 334)

➢ **Press demonstration of eXtense-PlayStation®2 pack**
By appointment, from 1 to 13 October 2003,
at Espace Showroom Natkin, 16 place Denfert-Rochereau, 75014 Paris
Contact Nicolas Brodiez, phone +33 (0)1 43 22 90 09

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at June 30, 2003, 8.807 million subscribers, 3.3 billion page views per month and, at December 31, 2002, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and UK and the number 2 in Spain. Wanadoo is also established in the Netherlands. Wanadoo has 1.8 million cable and ADSL subscribers. The company posted revenues of €2 billion in 2002 and has a workforce of 7,000.
Wanadoo is listed on the Premier Marché of Euronext Paris. Further information about Wanadoo is available on the company's website at the following address: www.wanadoo.com.

About Sony Computer Entertainment Europe Ltd

London-based company Sony Computer Entertainment Europe handles distribution, marketing and sales for hardware and software components of PlayStation, PS One and PlayStation 2 over a region covering 102 territories in Europe, the Middle East, Africa and Oceania. By the end of June 2003, over 39 million PlayStation units had been shipped in these territories and over 97 million worldwide. From European release on 24 November 2000 to the end of June 2003, PlayStation 2 had sold over 16.5 million units across the territories and over 53 million worldwide, making it one of the biggest ever success stories in the history of game consoles.

For more information on PlayStation products, check out http://www.scee.com or http://www.playstation.fr.

Press relations

Sony
General financial and business press
Manuela Da Silva
33-1 44 40 71 70
manuela_da_silva@scee.net

Specialist video games magazines
Grégory Delfosse
33-1 44 40 61 25
gregory_delfosse@scee.net

Wanadoo
Anne-Marie Bérengier
33-1 58 88 52 08
anne-marie.berengier@wanadoo.com

France Télécom
Nilou du Castel / Sébastien Goalès
33-1 44 44 93 93
sebastien.goales@francetelecom.com

wanadoo

MICROÏDS

Paris – October 1, 2003

Wanadoo sells offline games business to MC2 Entertainment

Wanadoo today announced the sale of its subsidiary Wanadoo Edition (28.2 million euros of revenues in 2002) to MC2 Entertainment, the company created in order to take over Microids on June 27 of this year. Upon completion of the transaction Wanadoo will hold 12 percent of MC2 Entertainment.

The sale allows Wanadoo to refocus its strategy on online games, centered around its Goa label. At the same time, the Wanadoo Edition catalogue gains access to the North American market through MC2's Canadian subsidiary, Microïds Canada.

Wanadoo and MC2 Entertainment are cooperating in this initiative since they share the belief that the entertainment software market is moving towards a label-based structure.

Ties between the Wanadoo group and MC2 Entertainment — which already distributes Wanadoo Edition products in Italy — have been further strengthened by a related agreement, under the terms of which MC2 Entertainment will distribute Wanadoo online games in key European markets.

Jean-Marc Steffann, Wanadoo France Senior Vice President, Portals, said: *"This agreement secures the continuity of Wanadoo Edition's business while maintaining synergies with Goa, our online gaming portal."*

Emmanuel Olivier, Chairman of MC2 Entertainment, stated: *"The label-driven structure of the market is clearly the way forward for interactive entertainment content, putting creativity at the heart of operations."*

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies, and at June 30, 2003, totalled 8.807 million Internet access subscribers, 3.3 billion pages viewed and at December 31, 2002, more than 638 000 Directories advertisers. Wanadoo is the Internet access leader in France and in the United Kingdom and is number 2 in Spain, with a presence in The Netherlands. Wanadoo also counts 1.8 million cable and ADSL subscribers. Wanadoo recorded 2 billion euros in revenues in 2002 and has approximately 7,000 employees.
Wanadoo is listed on Euronext Paris.
Further information on Wanadoo is available at the company's web site at: www.wanadoo.com.

About Microids

Created in 1985, Microids is a leading video games business. The company was involved primarily in game development until 1995 when it progressively expanded its activities in video games publishing and distribution for both consoles and PCs.
Microids has an international presence, with publishing and distribution activities in France and Italy, and a North American R&D and publishing studio based in Montreal.
Microids is currently a leader in adventure video games, led by the worldwide success of its Amerzone and Syberia titles.

France Télécom Press Contacts
Tel: +33 (1) 44 44 93 93
Nilou du Castel
nilou.ducastel@francetelecom.com
Sébastien Goalès
sebastien.goales@francetelecom.com

Wanadoo Investor relations
Tel: +33 (1) 58 88 75 68
Vincent Gouley
vincent.gouley@wanadoo.com

MC2 Entertainment Press Contacts
Tel: +33 (1) 46 01 54 22
Nathalie Baule
nbaule@microids.com